Exhibit b(2)

U.S. BANK COMMITMENT LETTER

August 7, 2009

Mr. Matthew Hicks

Excellere Capital Management, LLC

c/o Excellere Partners (the “Sponsor”)

100 Fillmore Place, Suite 300

Denver, CO 80206

Re:	$29 million Senior Credit Facility (the “Facility”) on behalf of MTS Medication Technologies, Inc. (the “Borrower”)

Dear Mr. Hicks:

You have requested that U.S. Bank National Association (“U.S. Bank” or “Agent”), agree to structure, arrange and syndicate a senior revolving and term loan credit facility to the Borrower in an aggregate amount of $29 million (the “Facility”), and commit to provide a portion of the Facility and to serve as administrative agent for the Facility.

U.S. Bank is pleased to advise you that it is willing to act as the lead arranger for the Facility.

Furthermore, U.S. Bank is pleased to advise you of its commitment to provide $15 million of the Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions dated August 7, 2009 (the “Term Sheet”). It is a condition to U.S. Bank’s commitment hereunder that Siemens Financial Services, Inc. (“Siemens”) commit to provide the portion of the Facility not being provided by U.S. Bank on the same terms as set forth in the Term Sheet.

It is agreed that U.S. Bank will act as the sole and exclusive Administrative Agent, U.S. Bank will act as the Lead Arranger and Bookrunner, and Siemens will act as the Co-Arranger and Bookrunner (in such capacities and with U.S. Bank as the Lead Arranger and Bookrunner, the “Arrangers”) for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will he awarded and no compensation (other that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree.

We may further syndicate the Facility to a group of financial institutions (together with U.S. Bank and Siemens, the “Lenders”) identified by us in consultation with you. The Arrangers may commence syndication efforts promptly after your acceptance of the terms and conditions set forth or referred to in this Commitment Letter and in the Term Sheet, and if such syndication efforts are undertaken you agree actively to assist the Arrangers in completing a syndication satisfactory to them. Such assistance shall include, but not limited to, (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, and (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders.

As the Lead Arranger, U.S. Bank will manage all aspects of the syndication, with assistance from Siemens as Co-Arranger and subject to consultation with, and approval by, the Sponsor (provided that any new Lender must be acceptable to the Arrangers and Sponsor, which acceptance will not be unreasonably withheld), as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Lead Arranger, U.S. Bank will have no responsibility other than to assist in the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. Additionally, you acknowledge and agree that, as Lead Arranger, U.S. Bank is not advising you, the Borrower or the Sponsor as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Borrower, the Sponsor and you shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and U.S. Bank shall have no responsibility or liability to you, the Borrower or the Sponsor with respect thereto. Any review by U.S. Bank of the Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of U.S. Bank and shall not be on behalf of you, the Borrower or the Sponsor.

To assist the Arrangers in their syndication effort, you agree prepare and provide to the Arrangers all information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections (the “Projection”). You hereby represent and covenant that (a) all information other than the Projection and general economic and industry information (the “Information”) that has been or will be made available to the Arrangers by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projection that has been or will be made available to the Arrangers by you or any of your representatives has been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made (it being understood that the Projection is subject to significant uncertainties, many of which are beyond the control of the Borrower, and no assurance can be given that the Projection will be realized). You understand that in arranging and syndicating the Facility we may use and rely on the Information and Projection without independent verification thereof. The representations and warranties contained in this paragraph shall not survive the closing date or the initial funding of the Facility and shall be superseded in their entirety by the representations and warranties in the definitive documents with respect to the Facility.

As consideration for U.S. Bank’s commitment hereunder and U.S. Bank’s agreement to perform the services described herein, you agree to pay to U.S. Bank all fees set forth in the Fee Letter dated August 7, 2009 (the “Fee Letter”).

U.S. Bank’s commitment hereunder and U.S. Bank’s agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, subsequent to May 31, 2009, (b) none of the Information and Projection (each as defined above) being misleading or incorrect in any material respect in light of the circumstances under which such statements were made, (c) there not having occurred a Company Material Adverse Effect as defined in the Agreement and Plan of Merger dated as of August 7, 2009 made by and among MedPak Holdings, Inc., MedPak Merger Sub, Inc. and Borrower, (d) our satisfaction that prior to and during the syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof, (e) the negotiation, execution and delivery on or before December 31, 2009 of Loan Documentation satisfactory to U.S. Bank and its counsel and (f) the other conditions set forth or referred to in the Term Sheet.

You agree (a) to indemnify and hold harmless U.S. Bank and its affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person (or the respective officers, directors, employees, agents and controlling persons of such indemnified person), and (b) to reimburse U.S. Bank and its affiliates for all out-of-pocket expenses as detailed in the Term Sheet. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems (other than as a result of the gross negligence or willful misconduct of such indemnified person) or for any special, indirect, consequential or punitive damages in connection with the Facilities. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facility.

This Commitment Letter shall not be assignable by you without the prior written consent of U.S. Bank (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and U.S. Bank. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission or electronic mail shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter, between you and U.S. Bank, and the Fee Letter, are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.

This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of Missouri. The Borrower consents to the nonexclusive jurisdiction and venue of the state or federal courts located in Missouri. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in Missouri. The Borrower and U.S. Bank irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided that, the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

You acknowledge that U.S. Bank and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. U.S. Bank will not use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by U.S. Bank of services for other companies, and U.S. Bank will not furnish any such information to other companies. You also acknowledge that U.S. Bank has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

Assuming the Facility closes, you also acknowledge and agree to the disclosure by us of information related to the Facility to “Gold Sheets” and other similar trade publications, and to our publication of tombstones and similar advertising materials relating to the Facility. Any such disclosure of information for marketing or trade publication purposes by the Agent or other Lenders shall be subject to approval by the Sponsor, with such approval not to be unreasonably withheld. The information disclosed shall consist of deal terms and other information customarily found in such publications, tombstones, and advertising materials.

The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or U.S. Bank’s commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., Central Standard Time, on August 7, 2009. U.S. Bank’s commitment and agreements herein will expire at such time in the event U.S. Bank has not received such executed counterparts in accordance with the immediately preceding sentence. Thereafter, all commitments and undertakings of U.S. Bank hereunder will expire on December 31, 2009.

U.S. Bank is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Juli Van Hook
Name:	Juli Van Hook
Title:	Senior Vice President

Accepted and agreed to as of the date first written above by:

EXCELLERE CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew C. Hicks
Name:	Matthew C. Hicks
Title:	Partner